================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2003
                                SEC File #0-24570

     ----------------------------------------------------------------------

                              CENTRAL MINERA CORP.

                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F    X         Form 40-F
                                 -------                -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                    No     X
                                 -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

================================================================================

THIS FORM 6-K CONSISTS OF:

BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
QUARTER ENDED MARCH 31, 2003 FINANCIAL STATEMENT (SCHEDULE "A")
BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
NOTES TO FINANCIAL STATEMENT (SCHEDULE "B")
MANAGEMENT DISCUSSION AND ANALYSIS (SCHEDULE "C")

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CENTRAL MINERA CORPORATION



                                       By:    "Michael Cytrynbaum"

                                       Name:  Michael Cytrynbaum

                                       Title: President

Date: May 27, 2003

BRITISH COLUMBIA                                            QUARTERLY  REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)
================================================================================

                              CENTRAL MINERA CORP.

                          Period ending March 31, 2003

================================================================================
ISSUER DETAILS                           FOR QUARTER ENDED     DATE OF REPORT
NAME OF ISSUER                                                   (YY/MM/DD)

Central Minera Corp.                       March 31, 2003        2003/05/16
--------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
--------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                  ISSUER FAX NO.   ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8       (604) 669-0131     (604) 687-6191
--------------------------------------------------------------------------------
CONTACT NAME                             CONTACT'S POSITION   CONTACT PHONE NO.

Barbara West                                                  (604) 687-6191
--------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                   WEB SITE ADDRESS

barbwest@look.ca                         N/A
================================================================================


CERTIFICATE

The Schedule "A" required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

================================================================================
DIRECTOR'S SIGNATURE                     PRINT FULL NAME         DATE SIGNED
                                                                  (YY/MM/DD)

"MICHAEL CYTRYNBAUM"                     Michael Cytrynbaum      2003/05/21
================================================================================

                                  SCHEDULE "A"

CENTRAL MINERA CORP.
(a Development Stage Company)
Balance Sheet
(in United States dollars)

                                                                      March 31, 2003  June 30, 2002
                                                                      --------------  -------------
                                     Assets
Current assets:
     Cash and cash equivalents                                           $    81,353    $     6,021
     Funds held in trust                                                          --        175,000
     Accounts receivable and prepaid expenses                                 10,249          8,929
     Marketable securities (Market value March 31, 2003 - $10000)              9,617          6,418
                                                                         -----------    -----------
                                                                             101,219        196,368


Capital assets                                                                 2,202             --
Investment in private company                                                      1              1
Mineral properties                                                                 1              1
                                                                         -----------    -----------
                                                                         $   103,423    $   196,370
                                                                         ===========    ===========

                       Liabilities and Shareholders Equity

Current liabilities:
     Accounts payable and accrued liabilities                            $    58,119    $    75,290
     Loan payable (note 5)                                                    20,439         19,749
                                                                         -----------    -----------
                                                                              78,558         95,039
                                                                         -----------    -----------

Shareholders' equity:
     Convertible debentures (note 7)                                         300,000        250,000
     Share capital (note 4)                                               41,441,857     41,441,857
     Authorized -- unlimited
     Issued and outstanding
     (March 31, 2003 -- 21,197,568 shares;
     June 30, 2002 -- 21,760,068 shares)
Deficit                                                                  (41,716,992)   (41,590,526)
                                                                        -----------    -----------
                                                                              24,865        101,331
                                                                         -----------    -----------
                                                                         $   103,423    $   196,370
                                                                         ===========    ===========

See accompanying notes to financial statements

On behalf of the Board:

/s/ Murray Kosick             Director
--------------------------

/s/ Michael Cytrynbaum        Director
--------------------------

CENTRAL MINERA CORP.
(A Development Stage Company)
Statement of Operations and Deficit
(in United States dollars)

                                                                          Three months ended                Nine months ended
                                                                    -----------------------------     ----------------------------
                                                                      March 31         March 31         March 31        March 31
                                                    Cumulative          2003             2002             2003            2002
                                                   ------------     ------------     ------------     ------------    ------------
Administration expenses:
     Accounting and audit                          $    688,300     $      1,477     $     10,880     $      3,086    $     18,943
     Consulting fees                                  1,774,839           24,838           23,758           81,021          38,553
     Amortization                                       282,218               93              608              279             912
     Legal                                            1,831,853              399           16,905          117,961          16,905
     Office                                             926,772            1,358            9,254            5,309          11,426
     Rent                                               726,565               70           52,913              293          68,447
     Salaries and benefits                              287,132            4,289               --            7,734              --
     Transfer agent and filing fees                     159,951            1,918            6,142           14,533           6,347
     Travel and promotion                             1,205,064               28              795           10,535             951
                                                   ------------     ------------     ------------     ------------    ------------
                                                      7,882,694           34,470          121,255          240,751         162,484
                                                   ------------     ------------     ------------     ------------    ------------
Other items:
     Interest and other income                       (1,511,317)            (339)         (14,731)            (730)        (27,822)
     Loss (gain) on foreign exchange                     47,765           (4,140)           1,499           (7,732)          2,116
     Investment write-down                            1,000,799                                --                               --
     Loss (gain) on marketable securities               (16,040)                               --                               --
     Mineral property write-down                     24,724,034                                --                               --
     Option payment (note 8)                             (6,397)                               --           (6,397)             --
     Loss on sale of fixed assets                        11,307                                --                               --
     Termination costs paid to court                    118,209                                --                               --
     Allowance (recoveries) lawsuits                    610,826           46,364               --          (99,427)             --
     Loss on sale of subsidiary                       8,855,112                                --                               --
                                                   ------------     ------------     ------------     ------------    ------------
                                                     33,834,298           41,885          (13,232)        (114,286)        (25,706)
                                                   ------------     ------------     ------------     ------------    ------------
Net loss for the period                             (41,716,992)         (76,355)        (108,023)        (126,465)       (136,778)
Deficit, beginning of period                                 --      (41,640,637)     (41,416,659)     (41,590,526)    (41,387,904)
                                                   ------------     ------------     ------------     ------------    ------------
Deficit, end of period                             $(41,716,992)    $(41,716,992)    $(41,524,682)    $(41,716,991)   $(41,524,682)
                                                   ------------     ------------     ------------     ------------    ------------
Net loss per common share                                           $     (0.004)    $     (0.005)    $     (0.006)   $     (0.006)
                                                                    ============     ============     ============    ============
Weighted average number of common shares                              21,197,568       21,760,068       21,197,568      21,760,068


See accompanying notes to financial statements

CENTRAL MINERA CORP.
(A Development Stage Company)
Statements of Cash Flow
(in United States dollars)

                                                                              Three months ended           Nine months ended
                                                                            -----------------------     ------------------------
                                                                            March 31       March 31      March 31       March 31
                                                            Cumulative        2003           2002         2003            2002
                                                           ------------     --------      ---------     ---------      ---------
Cash and cash equivalents provided by (used in):
Operating activities:
     Net loss for the period                               $(41,716,992)    $(76,355)     $(108,023)    $(126,465)     $(136,778)
     Items not involving cash:
        Amortization                                            282,217           93            608           278            912
        Loss on sale of subsidiary                            8,855,112           --             --            --             --
        Loss on sale of fixed assets                             11,307           --             --            --             --
        Investment write-down                                 1,000,799           --             --            --             --
        Mineral property write-down                          24,724,036           --             --            --             --
        Stipulation of settlement agreement                     375,000           --             --            --             --
                                                           ------------     --------      ---------     ---------      ---------
                                                             (6,468,521)     (76,262)      (107,415)     (126,187)      (135,866)
Net change in non-cash working capital items:
     Accounts receivable and prepaid expenses                   (10,249)       6,054        (10,266)       (1,320)        14,486
     Rent deposits                                                   --           --         17,307            --             --
     Marketable securities                                       (9,617)          --             --        (3,199)            --
     Accounts payable and accrued liabilities                    58,119       25,635        102,407       (17,171)        99,420
                                                           ------------     --------      ---------     ---------      ---------
                                                             (6,430,268)     (44,573)         2,033      (147,877)       (21,960)
                                                           ------------     --------      ---------     ---------      ---------
Financing activities:
     Loans and debentures payable                               320,439        1,423             --        50,690             --
     Funds held in trust                                             --           --             --       175,000             --
     Shares issued for cash                                  25,316,857           --             --            --             --
                                                           ------------     --------      ---------     ---------      ---------
                                                             25,637,296        1,423             --       225,690             --
                                                           ------------     --------      ---------     ---------      ---------
Investing activities:
     Mineral property expenditures                          (17,310,637)          --             --            --             --
     Investments                                             (1,000,799)          --             --            --             --
     Purchase of fixed assets                                  (814,239)          --             --        (2,481)            --
                                                           ------------     --------      ---------     ---------      ---------
                                                            (19,125,675)          --             --        (2,481)            --
                                                           ------------     --------      ---------     ---------      ---------
Increase (decrease) in cash & cash equivalent                    81,353      (43,150)         2,033        75,332        (21,960)
Cash and cash equivalents, beginning of period                               124,503          6,812         6,021         30,805
                                                           ------------     --------      ---------     ---------      ---------
Cash and cash equivalents, end of period                   $     81,353     $ 81,353      $   8,845     $  81,353      $   8,845
                                                           ============     ========      =========     =========      =========

See accompanying notes to financial statements

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2003

--------------------------------------------------------------------------------

1.   GOING CONCERN CONSIDERATIONS:

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at May 16, 2003, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

2.   CONTINUING OPERATIONS AND LAWSUITS:

     The Company is engaged in the acquisition, exploration and development of mineral properties. On February 1, 1999, the Company registered as a Yukon company, and changed its name from Delgratia Mining Corporation to Central Minera Corp. At the Company's annual general meeting in December 2000, the shareholders approved a change of domicile and the consolidation of shares to a maximum ratio of 1:20. The directors have not implemented these changes.

     The Company had commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. A settlement was reached in December 2002 and this amount is recorded as a reduction in the previously recorded allowance for this lawsuit. A lawsuit was filed against the Company by a former director of the Company seeking compensation for legal expenses incurred for representation during the class action lawsuit in 1997. The board approved a settlement offer of Cdn$70,000 on March 31st, 2003. This amount was accrued at March 31, 2003 and one-half of the amount was paid on April 14, 2003 with the balance due on June 10, 2003.

3.   BASIS OF PRESENTATION

     These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2002 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three and nine-month periods ended March 31, 2003 and 2002. Interim results are not indicative of the results of operations for the full year.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2003

--------------------------------------------------------------------------------

4.   SHARE CAPITAL:

     (a)  Authorized share capital:

          Unlimited number of subordinate voting shares without par value and 3,000,000 variable multiple voting shares without par value.

     (b)  Issued share capital:


                                         Price
                                       per share      Shares      Consideration
                                       ---------    ----------    -------------
          Balance June 30, 2002                     21,760,068
          Escrow shares cancelled                     (562,500)
                                                    ----------    -------------
          Balance, March 31, 2003                   21,197,568     $41,441,857
                                                    ==========    =============

     (c)  Escrow shares:

          As at March 31, 2003, no common shares of the Company (2002 and 2001 - 2,562,500) are subject to escrow agreements. On November 21, 2002, 562,500 escrowed common shares were returned to the treasury with the expiration of escrow agreements. On December 24, 2002, 2,000,000 common shares were released from escrow under the terms of the escrow agreement.

     (d)  Share purchase options:

          Details of director, employee and consultants' share purchase options are as follows:

          June 30, 2002  Granted   Expired   March 31, 2003  Price      Expiry Date
          -------------  -------  ---------  --------------  ------  ------------------
          1,065,000               1,065,000            --     $0.20  September 14, 2002
          1,100,000      875,000    900,000     1,075,000     $0.20  December 31, 2005



     Subsequent to the end of the third quarter, 850,000 additional share purchase options were granted with an exercise price of $0.20. 600,000 of these options expire on December 31, 2003 and the remaining 250,000 expire on December 31, 2005.

     e)   Share purchase warrants:

          Details of share purchase warrants are as follows:

          June 30, 2002  Cancelled  Exercised  March 31, 2003    Price        Expiry Date
          -------------  ---------  ---------  --------------  ----------  -----------------
          3,000,000         --          --        3,000,000    $0.15/2 wt  November 30, 2003
          3,003,340         --          --        3,003,340    $0.30/2 wt  November 30, 2003

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2003

--------------------------------------------------------------------------------

5.   RELATED PARTY TRANSACTIONS:

     The loan payable is from a shareholder and is unsecured, non-interest bearing, and payable on demand.

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                 2003     2002
                                                               -------   -------
     Consulting or other fees paid to directors/officers
       or to companies controlled by directors/officers        $81,021   $35,118



6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a)   Income taxes:

          For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

     b)   Stock-based compensation:

          For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

          For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.

     c)   New accounting standards

          i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

          ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2003

--------------------------------------------------------------------------------


6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") (CONTINUED):

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:


                                                          MARCH 31
                                                -----------------------------
                                                    2003              2002
                                                -----------       -----------
     Share capital, under Canadian GAAP         $41,441,857       $41,441,857
     Adjustment for APB No. 25                       21,563            21,563
                                                -----------       -----------
     Share capital under U.S. GAAP              $41,463,420       $41,463,420
                                                ===========       ===========


     Deficit, under Canadian GAAP               $41,716,992       $41,524,628
     Adjustment for APB No. 25                       21,563            21,563
                                                -----------       -----------
     Deficit under U.S. GAAP                    $41,738,555       $41,546,191
                                                ===========       ===========

     There is no effect on the statements of cash flow for the difference between Canadian GAAP and U.S. GAAP.

7.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of U.S.$300,000, of which U.S.$175,000 was held in trust by the Company's lawyers at June 30, 2002. All funds have been received by the Company. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each U.S. $0.10 (3,000,000 units). Each unit will consist of one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at U.S.$0.30 per share before July 31, 2004. Related parties have subscribed for U.S.$125,000 of the debentures.

8.   OPTION TO PURCHASE AND ROYALTY AGREEMENT

     The Company granted an Option to acquire its 100% interest in the California Mine Crown Grants. The Company received the first payment in the amount of U.S.$3,199 plus 100,00 shares of Island Arc Exploration Inc. at a deemed value of U.S.$3,199. Island Arc Exploration has advised the Company that the option will not be exercised. This property has previously been written down to a nominal value in the Company's books.

BRITISH COLUMBIA                                            QUARTERLY  REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)
--------------------------------------------------------------------------------



                              CENTRAL MINERA CORP.


                          Period ending March 31, 2003




================================================================================
ISSUER DETAILS                           FOR QUARTER           DATE OF REPORT
NAME OF ISSUER                              ENDED                (YY/MM/DD)

Central Minera Corp.                    March 31, 2003           2003/05/16
--------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
--------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                ISSUER FAX NO.     ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8     (604) 669-0131        (604) 687-6191
--------------------------------------------------------------------------------
CONTACT NAME                             CONTACT'S POSITION    CONTACT PHONE NO.

Barbara West                                                    (604) 687-6191
--------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                   WEB SITE ADDRESS

barbwest@look.ca                         N/A
================================================================================



CERTIFICATE

The Schedules "B" and "C" required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

================================================================================
DIRECTOR'S SIGNATURE                     PRINT FULL NAME          DATE SIGNED
                                                                   (YY/MM/DD)

"MICHAEL CYTRYNBAUM"                     Michael Cytrynbaum        2003/05/21
================================================================================

SCHEDULE "B"
CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2003

--------------------------------------------------------------------------------


1.  ANALYSIS OF EXPENSES AND DEFERRED COSTS:

NINE MONTH PERIOD ENDED MARCH 31, 2003 ("Q3-02") COMPARED TO THE THREE MONTH PERIOD ENDED MARCH 31, 2002 ("Q3-01")

         During the YTD-03 the company incurred a loss of $126,000, as compared to a loss of $136,000 for the YTD-02. An explanation of significant variances is as follows:

             Account                       Variance              Explanation
         --------------------------------------------------------------------------------
         Consulting                         (42,000)       New management agreement
         --------------------------------------------------------------------------------
         Legal fees                        (101,000)       Settlement of lawsuits
         --------------------------------------------------------------------------------
         Rental & office expense             74,000        Lease terminated/relocation
         --------------------------------------------------------------------------------
         Interest & other income            (27,000)
         --------------------------------------------------------------------------------
         Option payment                       6,000        California Mine
         --------------------------------------------------------------------------------
         Other expenses                     (55,000)       Furlong lawsuit/travel
         --------------------------------------------------------------------------------
         Other income                       155,000        Settlement of lawsuit/exchange
         --------------------------------------------------------------------------------
         (Increase) decrease in loss
         for the period                      10,000



2.  TRANSACTIONS WITH RELATED PARTIES:

    Refer to Note 5 of the Interim Financial Statements (Schedule "A").


3.  SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

    Convertible debentures - Refer to Note 7 of the Interim Financial Statements (Schedule "A")

    Authorized Share Capital - Refer to Note 4 (a) of the Interim Financial Statements (Schedule "A")

    Issued Share Capital - Refer to Note 4 (b) of the Interim Financial Statements (Schedule "A")

    Options & Warrants - Refer to Note 4 (d) and (e) of the Interim Financial Statements (Schedule "A")


4.  SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

    Refer to Note 4 of the Interim Financial Statements (Schedule "A")


5.  DIRECTORS AND OFFICERS:

    Michael Cytrynbaum          President and Director

    Murray Kosick               Director

    Reinhard Siegrist           Director

    Joan Jamieson               Corporate Secretary

    Barbara West                Assistant Corporate Secretary

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

March 31, 2003
--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the nine months ended March 31, 2003. During the 2nd quarter, a settlement regarding litigation commenced by the Company in the Supreme Court of British Columbia to recover approximately US$264,000 paid out to former management was reached. The net proceeds have been applied to working capital. During the 3rd quarter, a lawsuit was filed against the Company by a former director of the Company seeking compensation for legal expenses incurred for representation during the class action lawsuit in 1997. The board of directors of the Company approved a settlement offer on March 31, 2003 and payment of one-half of the settlement amount was made on April 14, 2003 with the balance due on June 10th, 2003.

At a board of directors meeting held on March 31st, 2003, the directors approved entering into Consultant Services Agreements with Mr. Gordon Ellis and Ms. Anne Eilers, both of whom are past presidents of the Company. Their expertise and familiarity with the assets of the Company will be of benefit to the board. Mr. Carlo Civelli was appointed to the position of Vice President Finance, Europe recognizing his substantial involvement on behalf of the Company, particularly in the area of investor awareness in Europe.

During the quarter ended September 30, 2002, the Company completed a convertible debenture issue of US$300,000. Under the terms of the debenture, a class of multiple variable voting shares were to be created. At the Annual General Meeting, a Special Resolution to create such shares was presented to the shareholders. The Resolution was approved by 99.8 per cent of the votes cast. The Articles of the Company were amended to reflect this new class of shares and a Certificate of Amendment was issued by Yukon Registrar of Corporations on January 6, 2003.


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

GENERAL

The Company has a limited history of operations and has not generated any operating revenues. The Company's assets currently consist of:

o a 25% interest in five mineral claims in the Mackenzie Mining District in the Northwest Territories;

o a 100% interest in the California Mine Crown Grants situated in the Kootenay Land District of British Columbia. An unrelated third party held an option to acquire all of the Company's interest in these claims and has advised that it will not be exercised. As a result, all payments made under the option agreement have been forfeited and all rights and interest in the property revert to the Company.

o a 15.72% interest in Cactus Gold Corp. ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.


DISCUSSION OF OPERATIONS

During the YTD-03 the company incurred a loss of $126,000, as compared to a loss of $136,000 for the YTD-02. An explanation of significant variances is as follows:

             Account                       Variance              Explanation
         --------------------------------------------------------------------------------
         Consulting                         (42,000)       New management agreement
         --------------------------------------------------------------------------------
         Legal fees                        (101,000)       Settlement of lawsuits
         --------------------------------------------------------------------------------
         Rental & office expense             74,000        Lease terminated/relocation
         --------------------------------------------------------------------------------
         Interest & other income            (27,000)
         --------------------------------------------------------------------------------
         Option payment                       6,000        California Mine
         --------------------------------------------------------------------------------
         Other expenses                     (55,000)       Furlong lawsuit/travel
         --------------------------------------------------------------------------------
         Other income                       155,000        Settlement of lawsuit/exchange
         --------------------------------------------------------------------------------
         (Increase) decrease in loss
         for the period                      10,000



FINANCING

The Company completed a convertible debenture issue for gross proceeds of US $300,000, $250,000 of which was paid in cash and the balance by discharge of a demand liability of $50,000. The debentures are unsecured, bear interest at 2% per annum and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 (3,000,000 units). Each unit will consist of one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at US $0.30 per share before July 31, 2004.


LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2003 the Company had working capital of $22,661 as compared to a working capital deficiency of $95,000 at March 31, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. During YTD-03 the Company received the proceeds of a $300,000 issue of convertible debentures. Cumulatively from the Company's inception, it has raised $25,317,000 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During YTD-03 the Company spent $241,000 on operations ($162,000 in YTD-02). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In YTD-03, the Company spent nothing on mineral properties.


FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.


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